UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005239

January 29, 2004

R. Scott McMillen
Vice President and Senior Corporate Counsel
The Charles Schwab Corporation
101 Montgomery Street
San Francisco, CA 94104

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-29-2004

Re: The Charles Schwab Corporation

Dear Mr. McMillen:

This is in regard to your letter dated January 29, 2004 concerning the shareholder proposal submitted to Charles Schwab by the Sheet Metal Workers' National Pension Fund for inclusion in Charles Schwab's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Charles Schwab therefore withdraws its January 8, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

THE CHARLES SCHWAB CORPORATION

<u>**Via facsimile (202) 942-9525**</u>

January 29, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: No-Action Letter Submitted by The Charles Schwab Corporation for Omission of Stockholder Proposal Under SEC Rule 14a-8; Proposal of Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

The Sheet Metal Workers' National Pension Fund has notified The Charles Schwab Corporation ("Schwab") that it has withdrawn its shareholder proposal submitted to Schwab in connection with the 2004 proxy materials. Accordingly, Schwab withdraws its no-action request dated January 8, 2004 and filed with the SEC on January 9, 2004.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 636-3255. Thank you for your attention to this matter.

Sincerely,

R. Scott McMillen

R. Scott McMillen
Vice President and Senior Corporate Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: scott.mcmillen@schwab.com

cc: Ken Colombo, Sheet Metal Workers' National Pension Fund
Craig Rosenberg, ProxyVote Plus

charles SCHWAB
Corporate Counsel
HEADQUARTERS:
THE SCHWAB BUILDING
101 MONTGOMERY STREET
SAN FRANCISCO, CALIFORNIA 94104

TO: Securities and Exchange Commission
Divison of Corporation Finance

FAX: (202) 942-9525

FROM: R. Scott McMillen
Vice President and Senior Corporate Counsel
(415) 636-3255
FAX: (415) 636-5236

DATE: January 29, 2004
PAGES (incl. cover): 2

THE CHARLES SCHWAB CORPORATION

Via facsimile (202) 942-9525

January 29, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: No-Action Letter Submitted by The Charles Schwab Corporation for Omission of Stockholder Proposal Under SEC Rule 14a-8; Proposal of Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

The Sheet Metal Workers' National Pension Fund has notified The Charles Schwab Corporation ("Schwab") that it has withdrawn its shareholder proposal submitted to Schwab in connection with the 2004 proxy materials. Accordingly, Schwab withdraws its no-action request dated January 8, 2004 and filed with the SEC on January 9, 2004.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 636-3255. Thank you for your attention to this matter.

Sincerely,

R. Scott McMillen

R. Scott McMillen
Vice President and Senior Corporate Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: scott.mcmillen@schwab.com

cc: Ken Colombo, Sheet Metal Workers' National Pension Fund
Craig Rosenberg, ProxyVote Plus

charles SCHWAB
Corporate Counsel
HEADQUARTERS:
THE SCHWAB BUILDING
101 MONTGOMERY STREET
SAN FRANCISCO, CALIFORNIA 94104

TO: Securities and Exchange Commission
Divison of Corporation Finance

FAX: (202) 942-9525

FROM: R. Scott McMillen
Vice President and Senior Corporate Counsel
(415) 636-3255
FAX: (415) 636-5236

DATE: January 29, 2004
PAGES (Incl. cover): 2

SHEET METAL WORKERS' NATIONAL PENSION FUND

FACSIMILE TRANSMITTAL SHEET

TO: Office of Chief Counsel, Division of Corporate Finance	FROM: Ken Colombo
COMPANY: Securities & Exchange Commission	DATE: 1/28/2004
FAX NUMBER: 202-942-9525	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER: 202-942-2900	CC: Carrie E. Dwyer, Charles Schwab (415) 636-5970 Craig Rosenberg (847) 501-2942
RE: Withdrawal of Shareholder Resolution from Charles Schwab 's Proxy Statement	

☒ **URGENT** ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7021 OR
(703) 739-7856 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND

1/23/2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

(Sent via facsimile to (202) 942-9525 and 6 copies via UPS)

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Charles Schwab's Proxy Statement

Dear Sir or Madam:

This is written to notify you that the Sheet Metal Workers' National Pension Fund hereby withdraws its proposal from inclusion in Charles Schwab's proxy statement. We have learned that our proposal conflicts with a management-sponsored proposal.

Thank you for your attention.

Sincerely,

Ken Colombo

Kenneth Colombo
Corporate Governance Advisor

Cc by fax to: Carrie E. Dwyer, Exec. Vice President, General Counsel and Corp. Secretary– Charles Schwab
Mr. Craig Rosenberg

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

SHEET METAL WORKERS' NATIONAL PENSION FUND

1/23/2004

Carrie E. Dwyer, Exec. Vice President, General Counsel and Corp. Secretary
Charles Schwab
120 Kearny Street
San Francisco, CA 94104

Sent via facsimile to (415) 636-5970, hard copy by mail

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Charles Schwab's Proxy Statement

Dear Carrie E. Dwyer:

This is written to inform you that the Sheet Metal Workers' National Pension Fund hereby withdraws the shareholder proposal submitted to your Company, since we recently learned that our proposal conflicts with a management-sponsored proposal to be included in the 2004 proxy materials.

Our Fund, along with other Sheet Metal Workers and other Building Trades' pension funds, are significant shareholders in Charles Schwab and committed to its long-term success. We submitted the proposal to address concerns we have over the Company's executive compensation system, but will endeavor to address those concerns through dialogue as well as attendance at the upcoming annual meeting.

Please feel free to contact me at (703) 739-7000 if you have any questions or comments.

Sincerely,

Ken Colombo

Kenneth Colombo
Corporate Governance Advisor

Cc by fax to: Mr. Craig Rosenberg

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street San Francisco California 94104

January 8, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The Charles Schwab Corporation; Omission of Stockholder Proposal Under SEC Rule 14a-8; Proposal of Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise The Charles Schwab Corporation, a Delaware corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2004 annual meeting of stockholders (the "Proxy Materials") the proposal dated November 21, 2003 (the "Proposal") from the Sheet Metal Workers' National Pension Fund (the "Proponent"). Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (attached hereto as Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

BASES FOR EXCLUSION

The Proposal, which sets forth a remarkably detailed and inflexible approach to compensation, seeks to replace the modern system of compensation corporate governance that was recently adopted by the New York Stock Exchange ("NYSE") after urging by the SEC, and approved on November 4, 2003 by the SEC. The Proposal seeks to override the Company's current and proposed compensation plans and micro-manage the discretion and decision making functions of the Company's Board of Directors and Compensation Committee thereof. And by significantly limiting the Company's ability to attract and retain talent in its management and business ranks, the Proposal would seriously impinge on the Company's operating effectiveness and undermine its competitiveness. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal and its supporting statement may be excluded from the Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(9), because the Proposal directly conflicts with a stock incentive plan that the Company will submit to stockholders for approval at the same meeting;

2. Rule 14a-8(i)(7), because the Proposal concerns the Company's ordinary business operations; and

3. Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal.

If the Staff does not agree that the entire Proposal may be omitted from the Proxy Materials on the basis of the three arguments above, the Company asks for the Staff's concurrence that the Proponent must exclude certain portions of the Proposal pursuant to Rule 14a-8(i)(3) and long-standing Staff practices, because such portions are false and misleading.

DISCUSSION

I. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a stock incentive plan that the Company will submit to stockholders at the same meeting.

Under the rules of the NYSE, the Company is required to obtain shareholder approval of all equity-compensation plans. Accordingly, and as planned prior to the receipt of the Proposal, the Company intends to include in its Proxy Materials a proposal seeking stockholder approval of a new stock incentive plan (the "Plan") that will provide for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, performance shares, performance units and restricted stock to all Company employees, including executive officers. The Proposal, which would prohibit future stock option grants to senior executives, directly conflicts with the Company's Plan.

a. Proposals that place limitations on incentive plans and conflict with a company's own proposal may be excluded under Rule 14-8(i)(9).

Rule 14a-8(i)(9) provides that a company may exclude a stockholder proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." A favorable vote on both the Proponent's and management's proposal to implement the Plan would result in an inconsistent and inconclusive mandate from the Company's stockholders, making it impossible to determine which, if either, proposal could be implemented.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the SEC has consistently taken the position that a company may exclude from its proxy statement a stockholder proposal that seeks to prohibit or restrict the grant of stock awards to senior executives when management proposes to present a stock plan for all employees, even if the stock plan is discretionary and does not require that stock grants be made to such executives. See, e.g., AOL Time Warner Inc. (Publicly Available March 3, 2003) 2003 WL 942643 ("AOL"); Baxter International, Inc. (Publicly Available January 6, 2003) 2003 WL 105265; Croghan Bancshares (Publicly Available

March 13, 2002) 2002 WL 833391; First Niagara Financial Group, Inc. (Publicly Available March 7, 2002) 2002 WL 523406; Osteotech, Inc. (Publicly Available April 24, 2000) 2000 WL 518099.

In AOL, as with the Company's Plan, the company proposed to include in its proxy materials a discretionary stock option plan that permitted grants of stock options to its employees, including senior executives. The proponent's proposal requested a prohibition on issuing additional stock options to senior executives. The proponent argued that there was no conflict because the company could "exercise its discretion in a particular manner, by declining as a matter of 'policy' to award stock options to certain employees (senior executives)." Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that the proposal and the company's proposed stock option plan "presented alternative and conflicting decisions for shareholders" and that "submitting both proposals to a vote could provide inconsistent and ambiguous results." The other no-action letters are to the same general effect.

b. The Proposal directly and unalterably conflicts with the incentive compensation scheme of the Company's Plan to be submitted to stockholders at the same meeting.

The Company's Plan, which will be submitted for stockholder approval at the 2004 Annual Meeting, conflicts with the Proposal as follows:

i. *Limitations on Kinds of Awards.* The Company's Plan provides that the Compensation Committee may utilize any form of equity-based incentive compensation it deems in the best interest of the Company in order to obtain the best executive talent on a competitive basis (including stock options, stock appreciation rights, restricted stock units, and performance shares) to compensate senior employees as it determines to be in the best interests of the Company and subject to such other terms and conditions as it deems appropriate. The Proposal directly conflicts with the Plan as it only permits restricted stock awards for senior executives and bars any other form of equity compensation.

ii. *Limitation on Amount of Awards.* The Company's Plan does not place dollar amount limits or otherwise restrict the Compensation Committee's authority with regard to amounts granted to officers except for certain limits on the number of shares to be awarded in each fiscal year, in order to qualify as performance-based compensation under § 162(m) of the Internal Revenue Code of 1986, as amended. The Plan is specifically intended to give the Compensation Committee discretion to grant performance-based equity awards that it deems in the best interest of the Company. By contrast, the Proposal places an absolute dollar cap per executive on restricted stock awards, regardless of whether such executive has met performance-based goals or targets that would entitle him or her to compensation that exceeds the Proponent's dollar cap. The Proposal therefore directly conflicts with the terms of the Plan and the powers and discretion granted to the Compensation Committee pursuant to the Company's Plan.

iii. *Vesting Requirements.* Under the Company's Plan, equity-based awards may be granted or sold to participants under such terms and conditions as shall be established by the Compensation Committee (including vesting, transferability, and other terms and conditions). Awards may be subject to service-based or performance-based vesting. By contrast, the Proposal mandates a minimum three-year cliff vesting schedule and prohibits vesting within that time frame that is either performance-based or that is otherwise more rapid than three years. The Proposal therefore directly conflicts with the terms of the Plan and the powers and discretion granted to the Compensation Committee pursuant to the Company's Plan.

iv. *Transferability Restrictions.* Under the Company's Plan, once shares of Company stock, including awards of restricted stock, are vested they are generally transferable by the employee (subject to restrictions under Company insider trading policies and the federal securities laws). In addition, the Plan provides a mechanism for employees to liquidate a sufficient number of shares to satisfy legally required tax withholding obligations. The Compensation Committee, under appropriate circumstances, may also permit the transfer of awards to family members or family trusts and the charitable gifting of awards. By contrast, the Proposal prohibits the transfer or disposition of any awards to executive officers while employed by the Company. The Proposal therefore directly conflicts with the provisions of the Plan and powers and discretion granted to the Compensation Committee under the Plan.

An affirmative vote on both the Proposal and the Company's Plan would lead to an inconsistent and ambiguous mandate from the Company's stockholders, in contravention of Rule 14a-8(i)(9). Accordingly, we respectfully submit that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal affects the Company's general compensation scheme and impermissibly seeks to micro-manage the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in Release No. 34-40018, 1998 WL 266441 (May 28, 1998) (the "1998 Release"), the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations. The first consideration relates to the subject matter of the proposal. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. We recognize that since 1992, executive compensation matters generally are not automatically excludable under the first prong of the Staff's Rule 14a-8(i)(7) analysis, which concerns the subject matter of a shareholder proposal. See Statement by Richard C. Breeden on Executive Compensation Issues, 1992 WL 37025 (February 13, 1992). However, as stated in the 1998 Release, proposals that would, if implemented, serve to micro-manage companies can nevertheless be excludable under the second prong of the Staff's Rule 14a-8(i)(7) analysis.

In this case, the Proposal impermissibly micro-manages the Company's administration of its executive compensation plans by seeking to impose an unduly rigid set of specific limitations on the Company's program of executive compensation. The Proposal seeks a rigid regime of compensation limits applicable to senior executives subject to the Proposal, including (a) an absolute cap on salaries; (b) an absolute cap on bonuses, (c) an absolute prohibition on stock option grants, (d) an absolute minimum vesting period of three years for restricted stock grants, (e) an absolute ban on sales of Company stock "for the duration of their employment," (f) an absolute cap on the value of restricted stock grants and (g) an absolute cap on severance payments.

By capping executive compensation at levels that are below current market rates for various non-executive positions in the financial services industry, the practical effect of the Proposal will be to limit amounts the Company could reasonably pay to its non-executive employees. Although on its face the Proposal applies to executive compensation, it is not reasonable to expect that the Company (or any corporation) would adopt a system of compensation in which executive compensation is capped while non-executive compensation is not, or in which non-executives are in fact better compensated than executives. Consistent with its competitors, the Company employs professionals in its management and business lines, including managers, revenue producers and other senior business professionals (such as investment specialists, money managers, research analysts, traders, and other business and managerial personnel), a number of whom are not executive officers but are compensated at levels above those set forth in the Proposal. Adoption of the Proposal would therefore require a reevaluation of compensation in non-executive areas of the Company. Resulting changes to non-executive compensation could render the Company unable to compete with higher-paying competitors in the financial services industry, and the Company's ability to recruit experienced and successful employees at all levels would be diminished.

The restriction in the Proposal that "[e]xecutives should be required to hold all shares awarded under the program for the duration of their employment" greatly compounds the Proposal's impact on the Company's non-executive compensation structure. The need to create a rational system of compensation for all employees would require consideration of similar transfer restrictions for non-executives, otherwise non-executives would be able to realize the equity component of their compensation while the Company's executive officers could not. Such an asymmetry in the Company's compensation structure could well result in a large number of non-executives receiving greater compensation than the Company's executives in any given year. The Proposal's punitive effect of preventing executives from selling shares of restricted stock during employment, even to pay tax obligations that occur upon vesting, calls into question the viability of equity compensation for both executive officers and non-executive officers. Such transfer restrictions have the unintended consequence that executives must leave the Company to obtain the value of their compensation.

As described in the preceding paragraphs, the effects of the Proposal would cause a reconsideration of the Company's general compensation scheme. Under these circumstances, exclusion of the Proposal from the Company's proxy materials would be consistent with the Staff's long-standing position that shareholder proposals relating to "general compensation issues" may be omitted from proxy materials as relating to ordinary business operations. See, e.g., Sempra Energy (Publicly Available March 5, 2003) 2003 WL 942653 (allowing the exclusion of a proposal that set conditions for stock option and other stock-based compensation for all employees); Ascential Software Corporation (Publicly Available April 4, 2003) 2003 WL 1900792 (allowing the exclusion of a proposal that restricted the issuance of options to "key employees" during certain periods and set terms for the issuance of options to "key employees"); E.I. duPont de Nemours and Company (Publicly Available March 15, 2001) 2001 WL 278517 (allowing the exclusion of a proposal that provided that "no one" at a DuPont site will receive a bonus unless all employees at that site receive a bonus), Lucent Technologies Inc. (Publicly Available November 6, 2001) 2001 WL 1381612 (allowing the exclusion of a proposal that provided for the reduction of the salaries of "all officers and directors"); Minnesota Mining and Manufacturing Company (Publicly Available March 4, 1999) 1999 WL 112173 (allowing the exclusion of a proposal that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations).

Although the Staff has rejected various no-action requests in recent years based on arguments that particular executive compensation proposals violated the "micro-management" prong of the SEC's analysis of Rule 14a-(i)(7), those proposals were far more narrowly tailored and less intrusive than this Proposal and did not threaten to impact the recipients' general compensation structure. For example, a proposal received by Fluor Corporation, Hewlett-Packard Company, Marriott International, Inc. and Tyco International Ltd. (collectively, the "Stock Option Plan Proposals") proposed that the board of directors of each company:

> [A]dopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

See, e.g., Fluor Corporation (Publicly Available March 10, 2003) 2003 WL 1057676, at 2; Hewlett-Packard Company (Publicly Available December 27, 2002) 2002 WL 31890985, at 1; Marriott International, Inc. (Publicly Available March 10, 2003) 2003 WL 1527316, at 2; Tyco International Ltd. (Publicly Available December 16, 2002) 2002 WL 31835527, at 1. Similarly, the proposal at issue in the recent FirstEnergy Corporation no-action letter (Publicly Available February 27, 2001) 2001 WL 204740 (the "FirstEnergy Proposal") requested the corporation to "approve a resolution recommending (a) that a performance-based senior executive compensation system be established that focuses the five most highly paid members of management on advancing the long-term success of the Company. . ." Id at 1.

This Proposal is significantly more detailed and intrusive into the Company's management of its compensation programs than the Stock Option Plan Proposals or the FirstEnergy Proposal. The Stock Option Plan Proposals proposed a general basis (performance-based) for determining one aspect of executive compensation (pricing stock option grants). Likewise, the FirstEnergy Proposal proposed a similar general basis (performance-based) for determining a general system of executive compensation, with the details of that system left to the discretion of the corporation's management. In contrast, the Proposal puts specific limits on the Company's discretion in assigning the following elements of its executive's compensation (a) base cash compensation, (b) bonuses, (c) stock option grants, (d) vesting periods for restricted stock grants, (e) the value of restricted stock grants and (f) severance payments. Neither the Stock Option Plan Proposals nor the FirstEnergy Proposal would have affected the recipient's general compensation structure in the way this Proposal threatens to impact the Company's.

As described above, the Proposal's restrictions on executive compensation are so intrusive and restrictive that they would in fact upset the Company's entire compensation structure. We respectfully submit that the Proposal seeks to "micro-manage" the Company and may be properly excluded under Rule 14a-8(i)(7).

III. The Proposal contravenes recent governance reforms and NYSE listing requirements and as such, the Company lacks the power or authority to implement the proposal under Rule 14a-8(i)(6).

Rule 14a 8(i)(6) permits an issuer to omit a proposal from its proxy materials if the issuer would lack the power or authority to implement the proposal. The Company is an NYSE listed company and therefore is contractually required under its listing agreement with the NYSE to comply with the corporate governance rules that are contained in the rules of the NYSE's Listed Company Manual (the "NYSE Governance Rules"). By limiting the authority and discretion of the Board to determine and approve executive compensation, the Proposal conflicts with public policy and the carefully crafted governance regime promulgated by the SEC and SROs after lengthy analysis and public comment, and may conflict with the Company's obligations under NYSE Governance Rules.

Extensive corporate governance reforms adopted last November require issuers to establish a compensation committee composed entirely of independent directors, with direct responsibility (along with the other independent directors of the Company if the Company so chooses) to determine and approve the CEO's compensation level and make recommendations to the board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. As the SEC stated in approving Rule 303A.05 of the NYSE Governance Rules, "The Commission believes that directors that are independent of management are more likely to evaluate the performance of the CEO and other officers impartially and to award compensation on an objective basis." See Release No. 34-48745, 2003 WL 22656836 at 64 (November 4, 2003).

The Proposal would require that the Company significantly modify and limit the Compensation Committee's responsibilities in a manner inconsistent with recently promulgated governance principles (now embodied in NYSE Governance Rules) endowing the Board and Compensation Committee with exclusive authority to set executive compensation. To the extent implementation of the Proposal conflicts with NYSE Governance Rules, the Company could find itself in breach of its contractual obligations under its listing agreement. Accordingly, we believe the Proposal should be excludable on the basis that the Company lacks the power or authority to implement it. See, e.g., Sensar Corporation (Publicly Available May 14, 2001) 2001 WL 506141; Safety 1st, Inc. (Publicly Available February 2, 1998) 1998 WL 65273.

IV. Portions of the Proposal constituting false and misleading statements may be excluded under Rule 14a-8(i)(3).

If the Staff does not agree that the entire Proposal may be omitted from the Company's Proxy Materials on the basis of the arguments above, the Company asks for the Staff's concurrence that the Proponent must omit phrases and assertions in the Proposal that are false and misleading. A company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials where they contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Honeywell International Inc. (Publicly Available January 15, 2003) 2003 WL 161066; Bristol-Myers Squibb Company (Publicly Available March 4, 2002) 2002 WL 464044; UAL Corporation (Publicly Available January 25, 2002) 2002 WL 215813.

The use of "commonsense" throughout the Proposal, and as used to characterize the Proposal as a whole, is false and misleading. The use of the term "commonsense" has no basis, legal or otherwise. It suggests the Proposal has a basis in fact, law or experience of "peer companies" which in fact it does not—nor should the Proponent be allowed to suggest that it does. Alternatively, it suggests the Company's own compensation program somehow violates "common sense," without any basis therefor, stated or otherwise. The term appears throughout the Proposal, including the title, and it is materially false and misleading to investors, particularly given the wholly inflexible requirements of the Proposal. Indeed, by limiting the Company's competitiveness and its ability to attract and retain talent, the Proposal is anything but "common sense."

The citation in the supporting statement to a study of a CEO-worker pay gap to support the assertion that executive compensation is "excessive and unjustified and "contrary to the interests of the Company, its shareholders and other corporate constituents" is false and misleading, because it is not factually supported by any relation to the financial services industry and the Company's competitive market. The assertions in the supporting statement that the Proposal "should be designed to promote the creation of long-term value corporate value" and that the Proposal seeks to focus senior executives "on long-term corporate value growth, which should benefit all the important constituents of the Company" are false and misleading, because they fail to provide information about the effects of inflexible caps, such as the impact on general compensation, and the constraints on the Company's ability to compete within the financial services industry. Nor is any mention made in the supporting statement of the fact that the rigid compensation regime would provide no mechanism for adjustments to the salary and bonus caps and other compensation restrictions to account for changing market conditions, industry developments, and compensation trends, and no mechanism to adjust for any unintended consequences that might come to light after adoption of the Proposal.

Accordingly, we respectfully submit that the term "commonsense" and the unsupported assertions in the supporting statement noted above may be properly excluded under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal of the Proponent from its 2004 Proxy Materials. At a minimum, even if the Proposal may not be excluded in its entirety, we believe that the Proposal and supporting statement need to be revised to eliminate those portions that are false and misleading.

The Company anticipates that its 2004 Proxy Statement will be finalized for typesetting and printing on or about March 19, 2004 and ready for filing on or about March 29, 2004. Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 636-3255. Thank you for your attention to this matter.

Sincerely,

R. Scott McMillen

R. Scott McMillen
Vice President and Senior Corporate Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: scott.mcmillen@schwab.com

Exhibit A: Sheet Metal Workers' National Pension Fund Proposal

cc: Ken Colombo, Sheet Metal Workers' National Pension Fund (w/ attachment)
Craig Rosenberg, ProxyVote Plus (w/ attachment)

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (415) 636-5970 and via UPS]

11/21/2003

Carrie E. Dwyer
Exec. Vice President, General Counsel and Corp. Secretary
Charles Schwab
120 Kearny Street
San Francisco, CA 94104

Re: Common Sense Shareholder Proposal

Dear Carrie E. Dwyer:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Charles Schwab ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to common sense executive compensation policies. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 41200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to promote executive compensation principles that focus senior executives on long-term corporate value growth.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Ken Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Charles Schwab ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.